

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2018

Ronald Jordan
Chief Financial Officer
Federated National Holding Company
14050 N.W. 14th Street
Suite 180
Sunrise, FL 33323

      Re: Federated National Holding Company
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed March 16, 2017
             File No. 000-25001

Dear Mr. Jordan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Nina Gordon